Robert Selvi
Chief Financial Officer
2001 Logic Drive
San Jose, CA 95124-3452
(408) 752-7969 Tel
(408) 962-8181 Fax
rselvi@sonicwall.com

Via EDGAR and Facsimile

December 18, 2009

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          SonicWALL, Inc.
Form-10K for the Fiscal Year Ended December 31, 2008
Filed on March 6, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009 and September 30, 2009, filed May 7, 2009, August 7, 2009 and November 6, 2009, respectively
Form 8-K filed October 22, 2009
File No. 000-27723

Dear Ms. Collins:

On behalf of SonicWALL, Inc. (“we” or the “company”), please find our responses to the comments regarding the above mentioned filings as contained in your letter dated December 1, 2009.  For your convenience, we have included your comment in bold type above our responses to such comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 6/ Financial Instruments, page 9

1.
We do not believe that response 5 provides a sufficient basis to support management’s assertion that the broker quotes are level 1 inputs and in fact believe it suggests that the quotes are either level 2 or level 3 inputs.  You cite two points: FSP-FAS 157-4 and consistency in pricing.  We understand that you may have analyzed portions of FSP FAS 157-4 because of the reference in our prior comment to distressed sales; however we believe that FSP FAS 157-4 provides guidance on whether a transaction or quoted price is determinative of fair value; it does not provide guidance on where the transaction or quoted price falls within the fair value hierarchy.  We also observe that while the consistency in pricing you reference might indicate that you have an appropriate fair value point estimate; it does not provide evidence that there is an active market for the identical securities being measured.  We believe your response suggests the quotes are either level 2 or level 3 inputs.  For example, you indicate that you corroborated by comparison to transactions of similar, rather than identical securities.  In addition, you received indicative prices (which are typically not necessary for level 1 inputs because the frequency and volume of transactions for the identical security is sufficient to provide ongoing, and often observable, pricing) rather than binding offers.  Based on the information provided in response 5, we do not believe classification as a level 1 input is appropriate.  In future filings, please revise your disclosure to classify the inputs as either level 2 or level 3 inputs, as appropriate, with disclosure clarifying the basis for classification.  Alternatively, you may provide additional analysis, such as, but not limited to, information that describes how the broker developed the prices, a schedule of recent transactions for the identical securities being measured that were used to develop the broker quotes; an analysis of the frequency and volume of those transactions; and an explanation of why it was necessary to use broker quotes if an active market for each security you are measuring exists.  In addition, explain further how these broker quotes differ from the institutional bids and dealer quotes used by your independent valuation firm in valuing your asset-backed portfolio at December 31, 2008.

In response to the Staff’s comments, we respectfully submit that in future filings we will revise our disclosure to classify the inputs as either level 2 or level 3 inputs, as appropriate, with disclosure clarifying the basis for classification.

Use of Non-GAAP Financial Measures

2.
In your response to comment 17 in your letter dated September 23, 2009, you indicated that the company will revise future filings to conform to the disclosure requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  The current disclosures regarding the Use of Non-GAAP Financial Measures, as provided in your October 22, 2009 Form 8-K, continues to be overly broad.  For instance, you indicate that management regularly uses these measures to evaluate aspects of the company’s operating performance with respect to business objectives and planning targets.  Please enhance these disclosures to more clearly explain how management uses the information in evaluating your operating performance.  Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.   For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.  Please further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and FAQ 8 to demonstrate the usefulness of you non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance.

In response to the Staff’s comments, we respectfully submit that prior to filing our Form 8-K on October 22, 2009, we did examine Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  As a consequence of that examination, we did amend the nature of our disclosures with respect to our use of non-GAAP financial measures.  Given your commentary that our disclosure is overly broad, our disclosure in future filings will further enhance the explanation of how management uses the information in evaluating operating performance and demonstrate the usefulness of these non-GAAP measures.  An illustration of such disclosure is set forth below:

To supplement our consolidated financial statements presented in accordance with GAAP, SonicWALL presents certain non-GAAP financial measures.  These non-GAAP financial measures are not intended to replace GAAP results.  GAAP results are the most comprehensive and accurate representation of the performance of the company.  Management does, however, regularly use these non-GAAP financial measures to evaluate certain aspects of the company’s operating performance against established business objectives such as departmental operating results in terms of cash operating expenses as a percentage of revenue, and inventory turns exclusive of non-cash expenses.  Management further uses these non-GAAP measures as a benchmark of the company’s performance against our competitors who frequently present similar non-GAAP financial measures.  The company has in the past and may again in the future use these non-GAAP financial measures as target metrics for its incentive compensation plans.  Additionally, management establishes its annual operating plan and manages operating expenses each year exclusive of certain recurring expenses which have no impact on cash from operations.  We believe that investors benefit from this additional disclosure as it provides transparency into financial information used by management in our assessment of operating performance, provides a cash basis comparison of operating results against other companies in our industry, and provides the basis of targets established for the incentive compensation plans.

If you have any questions or additional comments after reviewing our responses to your inquiries, please contact me directly.

Sincerely,

/s/ Robert Selvi

Robert Selvi
Chief Financial Officer